# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

TruSo Inc.
651 N Broad St, STE 205 #4700
Middleton, DE 19709
https://www.jointruso.com/

Up to $1,069,998.15 in Common Stock at $1.95
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** TruSo Inc.
**Address:** 651 N Broad St, STE 205 #4700, Middleton, DE 19709
**State of Incorporation:** DE
**Date Incorporated:** February 12, 2021

## Terms:

**Equity**

**Offering Minimum:** $9,999.60 | 5,128 shares of Common Stock
**Offering Maximum:** $1,069,998.15 | 548,717 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $1.95
**Minimum Investment Amount (per investor):** $117.00

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below*

**Investment Incentives and Bonuses***

*Time-Based*

**Friends and Family Early Birds**

Invest within the first 7 days and receive an additional 15% bonus shares.

**Super Early Bird Bonus**

Invest within the next 7 days and receive an additional 10% bonus shares.

**Early Bird Bonus**

Invest within the next 3 days and receive an additional 5% bonus shares.

*Amount-Based Perks:*

**Tier 1**

$117-249

TruSo Badge + Wall of Fame placement

*Deciding to invest $117-249 in the TruSo Community will grant you an exclusive TruSo Social badge and guarantee your place on the TruSo Wall of Fame. Show it, post it... brag a little!*

**Tier 2**

$250-799

TruSo Badge + TruBlue Wristband

*You're moving on up! Deciding to invest $250-799 in the TruSo Community will grant you two exclusive gifts; TruSo Badge and TruBlue Wristband. Whether you post it or wear it, we're certain you'll create the ultimate FOMO!*

**Tier 3**

$800-1,199

3X bundle; TruSo Badge, TruBlue Wristband, TruSo T-Shirt

*You believe in us, don't you?! Deciding to invest $800-1,199 in the TruSo Community will grant you what we call the "3X Bundle," which includes three exclusive gifts; TruSo Badge, TruBlue Wristband, and TruSo T-Shirt. We'll call you the G.O.A.T.!*

**Tier 4**

$1,200-4,999

ALL OF THE ABOVE + TruSo Celebrity Shoutout

*Told you! You for sure don't need 1 million followers to be an Influencer with TruSo. Deciding to invest $1,200-4,999 in the TruSo Community will grant you all of the above, plus a TruSo Celebrity Shoutout. We're ok with you making your friends jealous!*

**Tier 5**

$5000+

ALL OF THE ABOVE + Ultimate TruSo Influencer Box + BONUS!

*Need anything else? Deciding to invest $5,000+ in the TruSo Community will grant you all of the above, plus the Ultimate TruSo Influencer Box which includes, the USA Olympian, Miki Barber, inspired TruSo Track Jacket, TruSo Tumbler, PLUS 30% Affiliate Revenue!*

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

TruSo will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.95 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $195. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

*Company Overview*

We believe TruSo has created one of the world's first social networking app that is truly **social, inclusive and empowering** for all individuals.

- Through the **use of video**, TruSo creates meaningful interactions through a social environment that is as close to face-to-face as one can get - providing "a great way to feel more emotionally connected to other people," according to psychologists.

- Unlike audio-only apps, TruSo was built from the ground up to **be inclusive of all mobile phone users, as well as the over 360 million individuals** worldwide who are Deaf and hard of hearing.

- TruSo is a social networking platform **created to empower individuals both professionally and financially** with a built-in monetization structure and in-app resource library with over 100 documents and forms for entrepreneurs. One doesn't need a million followers to monetize on TruSo. Community+ members can earn money simply by inviting others to the platform.

- **Truly Social,** the TruSo app is an extension of community barbershops and beauty shops around the world where significant conversation occurs. Founded by individuals who understand the nuances of niche communities. TruSo also includes built-in chat, allowing individuals to directly connect with other individuals without leaving the application.

TruSo intends to earn revenue from two different revenue streams:

1. Paid subscriptions: TruSo memberships range from free to premium (paid) memberships. (Paid subscriptions will go into effect in phase 2 of the app. For now the app is entirely free and our focus is customer acquisition).

2. Sponsorships: Planned Revenue earned from future ad partners.

Regarding TruSo's corporate structure, its full legal name is Truso, Inc. and is a Delaware C Corporation. There is no parent company, nor is Truso, Inc. a subsidiary, or previous entity company.

The Company's CEO is currently the CEO of two other businesses that are his primary roles. The Company's CEO does not currently receive a salary at this time. Once the Company has continued its growth and fundraising time period, the Company plans to expand its leadership team and invest in developing the team's business. Please refer to the Directors & Officer's section for more details and our risk factors.

*Competitors and Industry*

TruSo recognizes that individuals worldwide need a social networking space that is:

**Truly Effective**—Offering one of the most beneficial means of connecting with other people online—and psychologists state it is via video.

**Truly Inclusive**—Seeking to embrace the 360 million individuals within the deaf and hard of hearing community.

**Truly Rewarding**— Allowing hosts and moderators to monetize, no matter the size of their following, and providing an in-app resource library with over 100 forms and documents while providing communities for budding entrepreneurs.

**Truly Social**—Providing meaningful, enlightening and growth-oriented conversation and connections in a safe space.

Identifying these problems makes TruSo ripe for investors in our opinion.

**Total Addressable Market (TAM)** - 85% (219,591,789) of US adults own a smartphone

**Serviceable Available Market (SAM)** - 70.8% (182, 907,043) of the US population, adults who say they use at least one social media site

**Serviceable Obtainable Market or Share of Market (SOM)**

- US adults:

a) Between the ages of 18 - 55 (85%, or 219,591,789)

b) With a smartphone (70.8%, or 182, 907,043)

c) Who use at least one social media site

1) Who are of black and/or hispanic heritage

Black, 77%, or 169,085,678

Hispanic, 80%, or 175,615,831

2) Who are supporters of black business

3) Who are allies of social change

TruSo's secret sauce is its connection to its community. TruSo is the barbershop, beauty shop and brainchild of the Black community—creating an online space to continue and advance the conversations that begin in these familiar spaces. The founder of TruSo, who is a successful marketing executive, recognizes the unique and profound impact Black culture and content has on the world throughout generations. However, Black individuals and communities are rarely the financial benefactor of these broad, societal contributions. TruSo is a platform where individuals can have conversations, create content, earn revenue and even invest in the company as shareholders—recycling dollars within the community and building wealth.

*Current Stage and Roadmap*

CURRENT STAGE:

**Fully Functional App**—TruSo is a fully functioning video-based social networking app.

**High-Profile Spokespersons**—TruSo has high-profile individuals serving as spokespersons, who are utilizing their influence to help market the app. 6x NFL Hall of Famer Terrell Owens, Radio Personality Sway Calloway, Actor Kareem Grimes and 2x USA Olympian Miki Barber are a part of the core TruSo team, utilizing their influence to raise brand awareness and advance the TruSo mission. Including on-air audiences, TruSo's influencers reach across 100 million people.

**Waitlist**—TruSo has over 2,000 individuals on the waitlist waiting to participate in the TruSo beta.

**Investor Commitments**—As a result of its first radio interview, TruSo attracted over 200 interested investors. This is just the beginning...

**Positive Press**—TruSo has received early positive press and has been featured on AfroTech, Sway In the Morning radio show, and David Meltzer Office Hour podcast with more features in progress.

ROADMAP:

Our 3-5 year goals are, 1) Full Intellectual Property (IP) security and 2) Maximizing our social impact efforts through our foundation by being in a financial position to donate no less than two (2) cochlear implants at each of the 49 residential and 47 day schools for the Deaf in the United States. However, we will first start with contributing financial resources to Marlton School in Baldwin Hills (Los Angeles Unified School District).

Source: https://www.latimes.com/local/education/la-me-edu-marlton-school-20180530-story.html

We unfortunately cannot speak further about the proprietary security feature. What we are at liberty of mentioning is that the feature will allow users to report misuse of Community Guidelines in real-time to ensure the safety and comfort of all users.

**Q1 2021 - App concept, design, and development**

TruSo, Truly Social, is birthed and the MVP phase 1 development begins. The app is currently only available to our Waitlist; Beta testers. This is a controlled group of testers. The app can only be released to individuals via TestFlight (Apple iPhone) and the Google Play Console (Android).

**Q2 2021 - TruSo Secures Celebrity team**

6x NFL Hall of Famer Terrell Owens, Radio Personality Sway Calloway, Actor Kareem Grimes and 2x USA Olympian Miki Barber are a part of the core TruSo team, utilizing their influence to raise brand awareness and advance the TruSo mission.

**Q3 2021 - Positive Press**

TruSo has received early positive press and has been featured on AfroTech, Sway In the Morning radio show, and David Meltzer Office Hour podcast with more features in progress.

**Q4 2021 - Launched on StartEngine!**

Now YOU can own a part of our company.

**Q1 2022** - Planned launch of TruSo's charitable foundation

**Q2 2022 -** TruSo intends to announce its proprietary security feature

**Q3 2022** - TruSo envisions expansion globally!

## The Team

### Officers and Directors

**Name:** Matthew Newman

Matthew Newman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Chairman & Chief Executive Officer
  **Dates of Service:** February 17, 2021 - Present
  **Responsibilities:** Responsible for strategizing and leading company growth. Does not currently receive a salary. A salary for the issuer, Matthew Newman, will only be granted in month 13 if the maximum campaign goal of $1.07M is reached. Should the company not reach the maximum goal, we will postpone salary distribution to the issuer until there is a reasonable amount of positive cash flow to prevent jeopardizing the operations of the company. The issuer, Matthew Newman, manages the day-to-day of both entities. Strategy and implementation, etc., committing 40 hours to both entities (combined total), while committing 60 hours/week to TruSo. He is involved in the decision making of each entity, as there are no others involved. Currently TruSo has two employees who assist with marketing and PR management. The company plans to build out its leadership team once funding is complete.

Other business experience in the past three years:

- **Employer:** The Brand Pillars LLC
  **Title:** Owner & Chief Executive Officer
  **Dates of Service:** August 26, 2016 - Present
  **Responsibilities:** Responsible for strategizing and leading company growth.

Other business experience in the past three years:

- **Employer:** Thompsine Properties LLC
  **Title:** Founder & Chief Executive Officer
  **Dates of Service:** July 01, 2019 - Present
  **Responsibilities:** Responsible for strategizing and leading company growth.

Other business experience in the past three years:

- **Employer:** Samsung Electronic America
  **Title:** Contractor (Part-Time)
  **Dates of Service:** June 01, 2012 - Present
  **Responsibilities:** As projects arise, Matthew has worked as a Freelance Contractor for Samsung Electronics America in the Brand Marketing & Communications department.

Other business experience in the past three years:

- **Employer:** LegalShield
  **Title:** Independent Associate (Contractor)
  **Dates of Service:** January 01, 2006 - Present
  **Responsibilities:** Matthew has worked in a freelance contractor role from time to time for LegalShield.

Other business experience in the past three years:

- **Employer:** Virtual Coworking Inc.
  **Title:** Co-Founder
  **Dates of Service:** April 01, 2020 - Present
  **Responsibilities:** Virtual Coworking is a coworking space entity. The entity is currently dormant and does not have any operations under this business.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of Common Stock. should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, or that people think it’s a better option than a competing product.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying or underpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*
The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*Minority Holder; Securities with Voting Rights*
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get

nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We are an early stage company and have not yet generated any profits*
Truso, Inc. was formed on February 17, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Truso, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

*We are an early stage company and have limited revenue and operating history*
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that video-based social media app is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

*We have pending patent approval's that might be vulnerable*
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

*The Company is vulnerable to hackers and cyber-attacks*
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Truso, Inc,. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Truso, Inc. could harm our reputation and materially negatively impact our financial condition and business.

*Regulatory Risk*
The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

*Litigation and Claims Risk*
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

*The Company's Chief Executive Officer and sole Director currently receives no salary and is the Chief Executive Officer of two other businesses.*
Matthew Newman is currently the Chairman & CEO of the Company along with being the owner & CEO of The Brand Pillars LLC and Thompsine Properties LLC. Does not currently receive a salary. A salary for the issuer, Matthew Newman, will only be granted in month 13 if the maximum campaign goal of $1.07M is reached. Should the company not reach the maximum goal, we will postpone salary distribution to the issuer until there is a reasonable amount of positive cash flow to prevent jeopardizing the operations of the company. The issuer, Matthew Newman, manages the day-to-day of both entities. Strategy and implementation, etc., committing 40 hours to both entities (combined total), while committing 60 hours/week to TruSo. He is involved in the decision making of each entity, as there are no others involved. Once the Company has continued its growth and fundraising time period, the Company plans to expand

its leadership team and invest in developing the team's business.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Matthew Newman | 6,000,000 | Common Stock | 60.0 |

## The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 548,717 of Common Stock.

***Common Stock***

The amount of security authorized is 10,000,000 with a total of 8,285,000 outstanding.

*Voting Rights*

One vote per share. Please see voting rights of securities sold in this offering below.

*Material Rights*

### Voting Rights of Securities Sold in this Offering

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

### Stock Options

The total amount outstanding includes 1,715,000 of shares to be issued pursuant to stock options, reserved but unissued.

## What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $0.00
  **Number of Securities Sold:** 8,285,000
  **Use of proceeds:** Founder's shares issued at par value.
  **Date:** February 12, 2021
  **Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

### Financial Condition

***You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.***

### Results of Operations

**How long can the business operate without revenue:**

The company was formed in 2021 and therefore provided financial statements from inception to the date of our launch preparation. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $24,930, an operating cash flow loss of $17,191 and liquid assets in cash of $12, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months without raising capital.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the

Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results.

**Foreseeable major expenses based on projections:**

**Product Development**
Product research, development, and security will most often be the greatest startup costs. It has proven to be for TruSo. We will continue to add features beyond our MVP that include features users need, or simply want more of. This is a warranted expense in order to avoid any negative affects on our performance if we only deliver the bare minimum, even while in Beta.

**Marketing**
Marketing and advertisting, and more specifically paid advertisement, will be essential to the success of TruSo. This is an intelligent channel to acquire users, etc., but it does come with a cost; not only a cost to run paid advertisements but costs to test metrics. We will first allocate a portion of our 12% marketing budget for testing and data.

**Legal and Domain & Hosting**
We saw it beneficial to combine the projected expenses for Legal and Domain & Hosting to emphasize our efforts to protect TruSo's intellectual property (IP). Though our Chief Legal Counsel will lead these efforts, it exceeds their scope. Therefore, we will retain outside counsel to understand the elements of our technology that can be patented.

**Other Expenses**
This is a category often overlooked, or simply not sufficiently accounted for. TruSo has decided to allocate a certain percentage as a retainer to accommodate for minor and major technological adjustments needed to correct certain errors made in the MVP, wrong hires, and additional marketing spend.

**Future operational challenges:**

Operational challenges include raising enough funds to continue developing our application. Further, the company is subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on our operations, or losses of permits that could result in us ceasing operations. However, fully confindent in its in-house general legal counsel and financial team, it will mitigate these risks.

**Future challenges related to capital resources:**

In relation to capital resources, our crowdfunding campaign is important for the success and growth of our business. As we are in the early start-up stage, we require capital to be able to develop and grow further. Without capital resources we will not be able to succeed.

**Future milestones and events:**

As shared earlier, during the next 12 months, the company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determine to be necessary.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

The company currently has a Business Advantage Customized Cash Rewards Credit Card with Bank of America with a credit limit of $11,000. This line of credit currently has an outstanding balance of $9,538.56. In addition, the founder is an asset source, contributing cash to the company from his various businesses on an as needed basis, and responsible for assembling any and all other resources necessary to carry out the business value proposition of Truso, Inc.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

Though we have a credit card and available cash, if we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

The future of our operations is certainly not contingent upon whether or not we raise our minimum. However, we will certainly utilize the minimum raise to aid in further product research, development, and security, along with marketing and advertising efforts.

**How long will you be able to operate the company if you raise your maximum funding goal?**

Raising our maximum funding goal will be a great contributor towards expedited product evolution. It will allow us to allocate greater financial resources for product research & development, marketing, and working capital in order to hire an internal product development team and eliminate startup debt. Reaching our maximum funding goal will allow us to exceed our goals for the next 1.5 years.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Currently there are no additional future sources of capital available to our company. We do not have any specific additional capital raises contemplated but as discussed they may include additional debt and/or equity financing.

## Indebtedness

- **Creditor:** dba My Lawn Mower & Me
  **Amount Owed:** $308.25
  **Interest Rate:** 0.0%

- **Creditor:** The Brand Pillars LLC
  **Amount Owed:** $4,779.32
  **Interest Rate:** 0.0%

- **Creditor:** Thompsine Properties LLC
  **Amount Owed:** $1,012.00
  **Interest Rate:** 0.0%

- **Creditor:** Matthew Newman
  **Amount Owed:** $11,078.50
  **Interest Rate:** 0.0%

## Related Party Transactions

- **Name of Entity:** The Brand Pillars LLC
  **Names of 20% owners:** Matthew Newman
  **Relationship to Company:** Director
  **Nature / amount of interest in the transaction:** The Founder & CEO or Truso, Inc., Matthew Newman, is also the Founder & CEO of The Brand Pillars LLC, an

experiential marketing staffing agency. As of October 31, 2021, his agency has used $4,779.32 from its operating account to fund various transactions for Truso, Inc.
**Material Terms:** Total amount $4,779.32. Please see the attached Transaction list for all transactions.

- **Name of Entity:** Thompsine Properties LLC
  **Names of 20% owners:** Matthew Newman
  **Relationship to Company:** 20%+ Owner
  **Nature / amount of interest in the transaction:** The Founder & CEO or Truso, Inc., Matthew Newman, is also the Founder & CEO of Thompsine Properties dba ALL IN Coworking of Inglewood, a coworking space. As of October 31, 2021, his company has used $1,012.00 from its operating account to fund various transactions for Truso, Inc.
  **Material Terms:** Total amount $1,012.00. Please see the attached Transaction list for all transactions.

- **Name of Entity:** dba My Lawn Mower & Me
  **Names of 20% owners:** Matthew Newman
  **Relationship to Company:** 20%+ Owner
  **Nature / amount of interest in the transaction:** The Founder & CEO or Truso, Inc., Matthew Newman, is also the Founder & CEO of dba My Lawn Mower & Me, a residential and commercial lawn maintenance company. As of October 31, 2021, his company has used $308.25 from its operating account to fund various transactions for Truso, Inc.
  **Material Terms:** Total amount $308.25. Please see the attached Transaction list for all transactions.

- **Name of Entity:** Matthew Newman
  **Relationship to Company:** Matthew Newman is the Founder & CEO of Truso, Inc.
  **Nature / amount of interest in the transaction:** The Founder & CEO or Truso, Inc., Matthew Newman, as of October 31, 2021, has used $11,078.50 from his personal checking account to fund various transactions for Truso, Inc.
  **Material Terms:** Total amount $11,078.50. Please see the attached Transaction list for all transactions.

## Valuation

**Pre-Money Valuation:** $16,155,750.00

**Valuation Details:**

The company determined its pre-money valuation based on an independent third-party evaluation report. TruSo, Inc. used a third-party tool, Equidam, to determine its pre-money valuation. Equidam is a provider of online business valuation.

Valuation guidelines encourage the use of several valuation methods as they analyze the business value from different angles and result in a more comprehensive and accurate view. Equidam chooses to use the 5 valuation methods listed below. However, Truso, Inc., as a pre-money phase, specifically considers the Checklist Method (Qualitative Aspects). Using the Checklist method, Equidam evaluated the following criteria (1) quality of the core team, (2) quality of the idea, (3) product roll-out and IP protection, (4) strategic relationships, and (5) operating stage. Analyzing the above, Equidam determined a pre-money valuation of $16,155,570.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The Company currently does not have any outstanding convertible securities.

## Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  96.5%
  All of the minimum raise of $10,000 will be used for software development, research, and security. Our primary focus is on, 1) Securing our user's experience, not just data security but also protecting our community from improper usage of the TruSo app and 2) Continuing to find competitive ways to strengthen the monetization infrastructure of our app in order to reward our community users.

If we raise the over allotment amount of $1,069,998.15, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  70.0%
  70% of even our maximum raise will be used for software development, research, and security. Our primary focus is on, 1) Securing our user's experience, not just data security but also protecting our community from improper usage of the TruSo app and 2) Continuing to find competitive ways to strengthen the monetization infrastructure of our app in order to reward our community users.

- *Marketing*
  12.0%

12% of even our maximum raise will be used for marketing. Our marketing focus is two fold; 1) User acquisition, inviting users to participate in the narrative in order to increase user retention/customer life and 2) Creating breakthrough user offerings and advance marketing by experimenting with new technology platforms and brand partners.

- *Working Capital*
  14.5%
  14.5% of even our maximum raise, which includes 3.5% StartEngine Platform Fees and 1% Reserve, will be used for working capital. Our focus is preserving funds to cover day-to-day expenses, hiring a senior developer stateside, and slowly paying down startup debt incurred. In addition, we have a plan in place to start paying salaries the 13th month. If we raise the maximum amount, we plan to travel for conferences, media appearances, etc.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.jointruso.com/ (jointruso.com/reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/truso

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR TruSo Inc.

*[See attached]*

# TRUSO, INC.

## FINANCIAL STATEMENTS
## FROM INCEPTION (FEBRUARY 12, 2021) YEAR ENDED OCTOBER 31, 2021 *(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Truso, Inc.
Middletown, Delaware

We have reviewed the accompanying financial statements of Truso, Inc. (the "Company,"), which comprise the balance sheet as of October 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (February 12, 2021) to October 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

### Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 24, 2021
Los Angeles, California

**TRUSO, INC.**
**BALANCE SHEET**
**(UNAUDITED)**

| **As of October 31,** | | **2021** |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash & cash equivalents | $ | 12 |
| **Total current assets** | | **12** |
| | | |
| **Total assets** | **$** | **12** |
| | | |
| Credit Card | | 7,747 |
| Shareholder loan | | 11,079 |
| Due from related party | | 6,100 |
| **Total current liabilities** | **$** | **24,925** |
| | | |
| **Total liabilities** | | **24,925** |
| | | |
| **STOCKHOLDERS EQUITY** | | |
| Common Stock | | 82,850 |
| Subscription receivable | | (82,825) |
| Retained earnings/(Accumulated Deficit) | | (24,938) |
| | | |
| **Total stockholders' equity** | | **(24,913)** |
| | | |
| **Total liabilities and stockholders' equity** | **$** | **12** |

*See accompanying notes to financial statements.*

**TRUSO, INC.**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| **Inception (February 12, 2021)** | | **October 31, 2021** |
|---|---|---|
| (USD $ in Dollars) | | |
| Net revenue | $ | 0 |
| Cost of goods sold | | - |
| Gross profit | | 0 |
| | | |
| Operating expenses | | |
| General and administrative | | 22,827 |
| Sales and marketing | | 2,103 |
| Total operating expenses | | 24,930 |
| | | |
| Operating income/(loss) | | (24,930) |
| | | |
| Interest expense | | 9 |
| Other Loss/(Income) | | - |
| Income/(Loss) before provision for income taxes | | (24,938) |
| Provision/(Benefit) for income taxes | | - |
| | | |
| **Net income/(Net Loss)** | **$** | **(24,938)** |

*See accompanying notes to financial statements.*

# TRUSO, INC.
## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
## (UNAUDITED)

| (in , $US) | Common Stock Class A Shares | Common Stock Class A Amount | Subscription receivable | Retained earnings/ (Accumulated Deficit) | Total Shareholders' Equity |
|---|---|---|---|---|---|
| **Inception date February 12, 2021** | - | | | | |
| Issuance of Common Stock | 8,285,000 | $82,850 | $ (82,825) | | $ 25 |
| Net income/(loss) | - | - | | $ (24,938) | $ (24,938) |
| **Balance— October 31, 2021** | **8,285,000** | **$82,850** | **$ (82,825)** | **$ (24,938)** | **$ (24,913)** |

*See accompanying notes to financial statements.*

**TRUSO, INC.**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| As of inception ( February 12, 2021) | | October 31, 2021 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net income/(loss) | $ | (24,938) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | |
| Changes in operating assets and liabilities: | | |
| Credit cards | | 7,747 |
| **Net cash provided/(used) by operating activities** | | **(17,191)** |
| | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Purchases of property and equipment | | - |
| **Net cash provided/(used) in investing activities** | | **-** |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Issuance of Common Stocks | | 25 |
| Borrowing on shareholder loan | | 11,079 |
| Amount due from related parties | | 6,100 |
| **Net cash provided/(used) by financing activities** | | **17,203** |
| | | |
| Change in cash | | 12 |
| Cash—beginning of year | | - |
| **Cash—end of year** | **$** | **12** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for interest | $ | - |
| Cash paid during the year for income taxes | $ | - |
| | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | |
| Purchase of property and equipment not yet paid for | $ | - |
| Issuance of equity in return for note | $ | - |
| Issuance of equity in return for accrued payroll and other liabilities | $ | - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

Truso, Inc. was incorporated on February 12, 2021 in the state of Delaware. The financial statements of Truso, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Middletown, Delaware.

Truso has created the world's first app-based social networking platform that is truly social, inclusive and empowering for all individuals. As a video-based application, TruSo creates a social environment that is as close to face-to-face. Unlike audio-only based applications, TruSo was built from the ground up to embrace all mobile phone users, as well as the over 360 million individuals worldwide who are Deaf and hard of hearing. TruSo is a social networking platform created to empower individuals both professionally and financially with a built-in monetization structure and in-app resource library with over 100 documents and forms for entrepreneurs.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of October 31, 2021 the Company's cash and cash equivalents did not exceeded FDIC insured limit.

**Subscription Receivable**

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

**Income Taxes**

Truso, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company is pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The company will earn revenues from subscription fees paid by customers who will use the Truso application.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended October 31, 2021 amounted to $2,103, which is included in sales and marketing expense.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 24, 2021, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 10,000,000 shares of common shares with par value of $0.01. As of October 31, 2021, 8,285,000 have been issued and are outstanding.

## 4. DEBT

**Owner Loans**

During the Company borrowed money from the owners. The details of the loans from the owners are as follows:

| Owner | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
|---|---|---|---|---|---|---|---|---|---|
| Matthew Newman- CEO and the owner | $ 11,079 | 0.00% | Fiscal Year 2021 | No set maturity | $ - | $ - | $ 11,079 | $ - | $ 11,079 |
| **Total** | | | | | $ - | $ - | $ 11,079 | $ - | $ 11,079 |

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

## 5. RELATED PARTY

From Inception (February 12, 2021) until October 31, 2021, the company received loans from its owner and CEO, Matthew Newman, in the amount of $11,079. The loan bears no interest rate and has not defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

From Inception (February 12, 2021) until October 31, 2021, the company received funds from The Brand Pillars LLC, Thompsine Properties LLC and My Lawn Mower & Mein in the aggregate amount of $6,100. All three companies are owned by Matthew Newman, who is the owner and CEO of Truso Inc. The loan bears no interest rate and has not defined maturity date.

## 6. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from October 31, 2021 through November 24, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

This offering is not live or open to the public at this moment.

# TruSo

Inclusive and Empowering For All


TruSo
Truly Social
A true social network based on video.
Inclusive and Empowering for All

Website | Middleton, DE | TECHNOLOGY

TruSo is a true social network based on video. It's a virtual extension of the barbershop, beauty shop, and other real communities where real conversations happen.

**$157.00** raised

| | |
|---|---|
| 1<br>Investor | $16.2M<br>Valuation |
| $1.95<br>Price per Share | $117.00<br>Min. Investment |
| Common<br>Shares Offered | Equity<br>Offering Type |
| $1.07M<br>Offering Max | Reg CF<br>Offering |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Overview | Team | Terms | Updates | Comments | Follow

## Reasons to Invest

- With over 295 million people in the U.S. actively using social media (Source), the U.S. Social Networking industry, valued at $62.5 billion (in 2021), is expected to grow by 17.1% in 2021 alone (Source).
- TruSo has an experienced leadership team with over 50+ years of combined industry experience, as well as high-profile individual spokespersons including, NFL Hall of Famer Terrell Owens, National Radio Personality Sway Calloway, Actor Kareem Grimes and 2x USA Olympian Miki Barber.
- TruSo has over 2,000 individuals on the waitlist ready to participate in the TruSo beta, as well as over 200 individuals eager to invest.

OVERVIEW

# A new kind of social media platform.


A meaningful alternative to audio-only and popularity-based platforms
• Available to both Android and iPhone users
• Monetized system for *Community+ Users
• The first app accessible for the Deaf
• Integrated Chat Community
TruSo
Truly Social
A true social network based on video.
*Community+ Members are members who subscribe to the TruSo app for a monthly fee

*The above graphic contains images of our beta app which is currently not available for general use.

In an era where more and more communication is happening online, we believe individuals need a meaningful alternative to audio-only and popularity-based platforms. We developed a platform that promotes empowering, real conversation, collaboration and community-building for all individuals, both locally and globally. We built TruSo to embrace all mobile phone users, as well as the 360 million individuals worldwide who are Deaf and Hard of Hearing (Source). We are currently in the pre-revenue phase of our business. Our application is currently in development in beta mode and is not available to the greater public.

THE PROBLEM

# Social media platforms should empower its users

- Research shows that social media algorithms skew towards negativity--which results in certain groups and individuals feeling marginalized and/or ostracized (Source).
- Data shows that the regular use of social media platforms contribute to poor self-image and depression among young people, as well as higher levels of loneliness, envy, anxiety and narcissism in adults ages 28-73. (Source)
- Social media platforms often require individuals to have thousands of followers and/or views in order to monetize. (Source)
- Individual content creators' content is often utilized without the creator receiving credit or compensation (Source)

We believe individuals worldwide need a social networking space that is truly empowering, inclusive and rewarding.


Existing social media needs to be more
• Effective
• Inclusive
• Rewarding
• Empowering
• Social

THE SOLUTION

## TruSo is inclusive, empowering and rewarding


100+
Documents and forms in our in-app resource library

*The above graphic contains images of our beta app which is currently not available for general use.

TruSo has created a social networking app that is truly **social, inclusive *and* empowering** for all individuals.

As a **video-based app**, TruSo creates a social environment that is as close to face-to-face as one can get—which psychologists say provides "a great way to feel more emotionally connected to other people and creates meaningful interactions."
Unlike audio-only based applications, TruSo was built from the ground up to **embrace all mobile phone users, as well as the over 360 million individuals** worldwide who are Deaf and Hard of Hearing.

TruSo is a social networking platform **created to empower individuals both professionally and financially** with a built-in monetization structure and in-app resource library with over 100 documents and forms for entrepreneurs. One doesn't need thousands of followers to monetize on TruSo. Community+ members can monetize simply by inviting others who decide to subscribe to the platform.

**Truly Social**, TruSo is an **app-based extension of the barbershop and beauty shop** where significant conversation occurs in communities around the world, founded by individuals who understand the nuances of niche communities. TruSo also includes built-in chat, allowing individuals to directly connect with other individuals without leaving the platform.


Connecting individuals within the African Diaspora
• Empowering conversation
• Community building
• Collaboration

We are built on a foundation of connecting individuals within the African Diaspora and cultures worldwide through empowering conversation, collaboration, and community building. We have a business model similar to other social media platforms where we charge for ad space and offer free and paid subscriptions.

OUR TRACTION

## TruSo garners the attention of celebrities, media, consumers and investors


Secured partnerships with high profile spokespersons
Terrell Owens
Kareem Grimes
Sway Calloway
Miki Barber

We are ecstatic to announce that TruSo has a fully functioning video-based social networking application. Moreover, we have also secured partnerships with high-profile spokespersons such as NFL Hall of Famer Terrell Owens, National Media Personality Sway Calloway, Actor Kareem Grimes and 2x USA Olympian Miki Barber. The combined network of these influencers tops 100 million people.


2.0K+
Individuals on our waitlist to participate in the TruSo beta

As a result of TruSo's early media traction, TruSo has a waitlist of over 2,000 individuals ready to participate in the TruSo beta. In fact, as a result of Truso's first national radio interview, TruSo attracted over 200 interested investors. TruSo has also benefited from positive press mentions from popular outlets such as **AfroTech**, **Sway In the Morning** radio show, and **David Meltzer's Office Hours**.


Press Mentions
AFRO TECH
OFFICE HOURS W/ DAVID MELTZER
SWAY'S UNIVERSE

THE MARKET

## A social app with roots within the African Diaspora


62.5B
US Social Networking industry in 2021
100M
People within TruSo influencer reach

TruSo is the barbershop, beauty shop and brainchild of the Black community. We have drawn upon this cultural inspiration to create an online space to continue and advance the conversations that begin in these familiar spaces. The founder of TruSo recognizes the unique and profound impact Black culture and content has had on the world throughout generations. We aim to highlight and maximize that impact as a template for a truly inclusive social media platform.


Why We're Different
• Combines the best of audio-only apps and video
• Proprietary features to help maintain a safe environment
• Easy-to-monetize platform
• Space for real conversation, community, and collaboration

Our goal is to be the premiere video-based social networking platform with over 10 million users — connecting individuals within the African Diaspora and cultures worldwide, for positive conversation, collaboration and community-building—both socially and financially. The real impact of TruSo's vision will be felt and heard by underserved communities around the world in the form of charity, social justice and the tens of thousands of individuals who receive the gift of hearing, in the form of hearing aids, from TruSo's foundation.

WHY INVEST

## Help us build a community that's truly for everyone


62.5B
US Social Networking industry in 2021
100M
People within TruSo's influencer reach
2.0K+
Individuals on our beta app waitlist

We want to take the community, comradery, and support that the black community gets from local gathering spots like the barbershop and beauty shop, and create a platform that empowers everyone who needs a voice. TruSo is about more than connecting people. TruSo is about building a community, helping people achieve their dreams, and giving disabled people and individuals in niche communities, a space in which to thrive. By investing in TruSo, you're not just investing in a nuanced social media platform, you're backing a movement for a truly genuine and empowering social experience.

## In the Press



SHOW MORE

## Meet Our Team



**Matthew Newman**

Founder, Chairman & Chief Executive Officer

*A passionate philanthropist, marketer and serial entrepreneur, Matthew Newman is the Founder and CEO of The Brand Pillars, LLC, a 7-figure, experiential marketing staffing agency laser-focused on giving clients complete access and control to highly trained and qualified personnel. He is the Founder and CEO of All In Coworking of Inglewood, and co-founder of the tech startup, VirtualCoworking.Community, which is the world's first black-owned video conferencing platform and entrepreneurial community.*

*A true entrepreneur at heart, Matthew launched his first company— a natural, organic lawn maintenance company —in his early twenties. My Lawn Mower & Me has won awards for landscaping—including the Greater East Dallas Chamber's Lake & Garden Districts People's Choice Business of the Year. Alongside the lawn company, Matthew founded #FoodforCompost; an organic compost non-profit corporation that aims to help meet local and state waste reduction goals.*

*To many, Matthew Newman is best known for his commitment to giving back to the community. Since 2017, Matthew has hosted the Annual Christmas Bike Giveaway through his foundation, "For The Life of You Mentoring Foundation"—most recently donating 100 bikes to 4th and 5th grade students in two states and four communities: Inglewood/Watts in California, and Dallas/Fort Worth in Texas.*

*Matthew Newman and his various ventures have been featured on The Dallas Morning News, KTLA 5 News in Los Angeles, News 8 ABC in Dallas, KERA/NPR in Dallas, CBS News 11, Advocate Magazine, The Dallas Post Tribune, Fort Worth Star-Telegram, and The Los Angeles Sentinel.*

*Matthew is a 3-year graduate of the University of Texas at San Antonio, where he earned his Bachelor's degree in Business Marketing. He earned his Master of Arts degree in Christian Leadership from Criswell College. Today, he resides in Inglewood, CA with his lovely bride and is actively engaged in community redevelopment efforts and serves on the Inglewood Airport Area Chamber of Commerce's Board of Directors. Matthew is a member of Alpha Phi Alpha Fraternity, Inc.®*

***Please note Matthew is currently the CEO of 3 other businesses and splits his time between these companies. Please review the Offering Materials for more details on Matthew's roles and the related Risks section.***



**Kareem Grimes**

Consultant

*Kareem J. Grimes is an actor and producer, most notable for S.W.A.T. (2017), Boyz n the Hood (1991), and more recently All American (2018) and For the Love of Jason (2020).*



**Mikele "Miki" Barber**

Consultant

*Mikele "Miki" Ronisse Barber (born October 4, 1980, in Livingston, New Jersey) is an American sprinter who won gold at the 4 x 100 meters relay event in 2007 World Championships in Athletics, in Osaka, Japan, and an individual gold medal at the 100 meters in 2007 Pan Am Games in Rio de Janeiro, Brazil.*

*She is the twin sister of Me'Lisa Barber, who has also won relay medals on the world stage.*

*Source: https://en.wikipedia.org/wiki/Mikele_Barber*



**Terrell "TO" Owens**

Consultant

*6-Time NFL Pro-Bowl player, actor, humanitarian, loving father, fitness expert, model and motivational speaker, Terrell Owens is a man on a mission. With 1078 Receptions, 15,934 yards, and 153 touchdowns during the span of his 15-year career, his extraordinary skills on the gridiron and elite athleticism raised the bar for Wide Receivers in the league. Owens is credited with being one of the most exciting and electrifying players to ever play the game.*

*Terrell Eldorado Owens was born in Alexander City, Alabama on December 7, 1973 where he attended Benjamin Russell High School. There he excelled in several sports including football, basketball, baseball and track.*

*After being recruited by the University of Tennessee at Chattanooga (UTC) football program, Owens made a name for himself as an explosive receiver, earning first team All-Southern Conference honors and setting a school record for catching a pass in 11 consecutive games.*

*Terrell was drafted by the San Francisco 49ers in the third round of the 1996 NFL draft, spending 8 seasons with the team. Owens' made his mark in the league by amassing a highlight reel of spectacular plays and performances. These include a game-winning touchdown against the Green Bay Packers in a 1998 wild-card playoff games that was dubbed "The Catch II", a record-breaking day of December 17, 2000 when he surpassed the 50 year old mark for the single-game reception total, and his role in leading the 49ers to the second greatest comeback in NFL playoff history, which occurred against the NY Giants in 2002.*

*In 2004, Owens joined the Philadelphia Eagles. His presence made an immediate impact on the team. He averaged one touchdown per game, helping the Eagles to win 13 of its first 14 games, paving the way to Super Bowl XXXIX. Despite a late season injury that doctors had projected would take weeks to heal, Owens started the game and had nine receptions and 122 yards in a disappointing loss to the New England Patriots.*

*Owens went on to play for the Dallas Cowboys in 2006, embarking on another storied legacy. In his first season with the team, Owens led the league with 13 regular season touchdowns and this despite a serious tendon injury to his finger. While doctors recommended season ending surgery, Owens elected to wait until the end of the season to repair the damage. In 2007, Terrell set a Dallas Cowboys record with 15 touchdown receptions and helped lead the team to the NFC East divisional title for the first time since 1988. Owens also amassed 69 catches for 1,052 yards and 10 touchdowns in his last season for the Dallas Cowboys. Owens entered his 14th NFL season with the Buffalo Bills. It was in this season, Terrell became only the sixth player to record 1,000 career catches. Owens also added stints with the Cincinnati Bengals to his resume.*



**Sway Calloway**

Consultant

*An icon of hip-hop culture and a pivotal part of the MTV News team, Sway Calloway has been a staple within music-news for more than a decade. Already a vanguard radio personality, record producer and hip-hop artist, Sway joined the MTV News team in 2000 and has been front and center for some of music's biggest moments.*

*Sway first caught the public's eye when he and his partner King Tech staged break dancing and rap performances in and around their hometown of Oakland, California. Recognizing Sway's instincts for great sound and promising talent, Interscope enlisted him and Tech to produce an album called This or That, featuring artists such as Eminem, KRS-One and RZA from the Wu-Tang Clan.*

*He is the key correspondent for MTV's Choose or Lose campaign and newly launched Power of '12 campaign for the channel. Since his involvement, he has interviewed various political leaders like Republican National Committee Chair Ed Gillespie, Hillary Clinton, Ron Paul, John McCain and Mitch Romney. The 2008 presidential campaign presented stellar opportunities for Sway. Throughout the course of the campaign, he sat down with President Barak Obama four times. In 2012, Sway and MTV captured another memorable moment with President Obama that garnered millions of watchers.*

*Sway's other MTV News endeavors have included the "All Eyes" series which featured top artists like Kanye West and 50 Cent, "MTV News Now: Jay-Z vs. Nas: Beats, Battles & Beef," "MTV News Presents: After the Storm" and the highly anticipated yearly Hottest MC's list.*

*Sway is an integral part of MTV News' annual live-event coverage of the MTV Video Music Awards, Grammy pre-show and the European Music Awards (EMA). Sway also serves as an MTV Executive Producer and brings new programming ideas to the station. He also includes additional duties with MTV2 and host of the weekly MTV Radio syndication show that airs in over 50 plus cities across the country.*

*His work continues throughout the nation and community where he has been a part of various panels and discussions hosting and moderating on important issues like Hate Crimes, Racism and Education.*

*Lastly, be sure to listen Monday through Friday on Sirius XM's popular morning show, SWAY IN THE MORNING on the Shade45 channel entertaining the "Citizens" from 8am-12pm (est.)*

*Source: https://www.imdb.com/name/nm1123425/bio*

*Owens has garnered countless awards and accolades for his work, on and off the field, including, six Pro Bowl appearances, 5-time Associated Press All-Pro, recorded five seasons with 13 or more touchdowns, and the first to score a touchdown in seven straight "Monday Night Football" games. On September 15, 2008, in yet another remarkable Monday Night Game, Owens moved into second place on the NFL's all-time career touchdown list.*

*Owens' work on the field is only mirrored by his accomplishments off the field including partnering with the Alzheimer's Association which is near and dear to his heart. Owen's beloved grandmother Alice succumbed to the disease. In 2000, he testified before Congress to continue to raise awareness about the disease.*

*Owens is also a respected and best-selling author, penning a children's book, "Little T Learns To Share" and a fitness book "T.O.'s Finding Fitness". Owens' latest endeavor, the "What TO Do" Global Campaign is an initiative aimed at empowering and motivating youth around the world through speaking, workshops and with the launch an inspirational clothing line for men, women and children.*

*Owens most recent accomplishments include being featured on the cover of the Official EA Madden NFL "Hall of Fame" video game. In April of 2018 Owens was officially inducted to the Alabama Hall of Fame and the NFL Hall of Fame.*

## Offering Summary

| | |
|---|---|
| **Company** | TruSo Inc. |
| **Corporate Address** | 651 N Broad St, STE 205 #4700, Middleton, DE 19709 |
| **Offering Minimum** | $9,999.60 |
| **Offering Maximum** | $1,069,998.15 |
| **Minimum Investment Amount (per investor)** | $117.00 |

## Terms

| | |
|---|---|
| **Offering Type** | Equity |
| **Security Name** | Common Stock |
| **Minimum Number of Shares Offered** | 5,128 |
| **Maximum Number of Shares Offered** | 548,717 |
| **Price per Share** | $1.95 |
| **Pre-Money Valuation** | $16,155,750.00 |

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below*

**Investment Incentives and Bonuses***

***Time-Based***

**Friends and Family Early Birds**

Invest within the first 7 days and receive an additional 15% bonus shares.

**Super Early Bird Bonus**

Invest within the next 7 days and receive an additional 10% bonus shares.

**Early Bird Bonus**

Invest within the next 3 days and receive an additional 5% bonus shares.

***Amount-Based Perks:***

**Tier 1**

$117-249

TruSo Badge + Wall of Fame placement

*Deciding to invest $117-249 in the TruSo Community will grant you an exclusive TruSo Social badge and guarantee your place on the TruSo Wall of Fame. Show it, post it... brag a little!*

**Tier 2**

$250-799

TruSo Badge + TruBlue Wristband

*You're moving on up! Deciding to invest $250-799 in the TruSo Community will grant you two exclusive gifts; TruSo Badge and TruBlue Wristband. Whether you post it or wear it, we're certain you'll create the ultimate FOMO!*

**Tier 3**

$800-1,199

3X bundle; TruSo Badge, TruBlue Wristband, TruSo T-Shirt

*You believe in us, don't you?! Deciding to invest $800-1,199 in the TruSo Community will grant you what we call the "3X Bundle," which includes three exclusive gifts; TruSo Badge, TruBlue Wristband, and TruSo T-Shirt. We'll call you the G.O.A.T.!*

**Tier 4**

$1,200-4,999

ALL OF THE ABOVE + TruSo Celebrity Shoutout

*Told you! You for sure don't need 1 million followers to be an Influencer with TruSo. Deciding to invest $1,200-4,999 in the TruSo Community will grant you all of the above, plus a TruSo Celebrity Shoutout. We're ok with you making your friends jealous!*

**Tier 5**

$5000+

ALL OF THE ABOVE + Ultimate TruSo Influencer Box + BONUS!

*Need anything else? Deciding to invest $5,000+ in the TruSo Community will grant you all of the above, plus the Ultimate TruSo Influencer Box which includes, the USA Olympian, Miki Barber, inspired TruSo Track Jacket, TruSo Tumbler, PLUS 30% Affiliate Revenue!*

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

TruSo will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.95 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $195. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow TruSo to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

TruSo Founder's Video for StartEngine Campaign Page

I'd like you to imagine with me, if you will, opening an app where you can collaborate with like-minded individuals from around the world, get inspiration and in-app tools to launch and grow your business, as well as share your knowledge and earn compensation — all in one app.

Well, the name of that app is TruSo--short for Truly Social. Hi, I'm Matthew Newman, the founder and CEO of TruSo.

A new concept in social media—TruSo is designed from the ground up to be a platform that's both social and empowering for all its users. How exactly do we do that? I'm glad you asked.

1st, TruSo brings the world together via video --Psychologists assert that video provides a significantly more effective connection than-audio only. When you enter a community on TruSo, you're face-to-face.

2nd, On TruSo, you don't have to have a million followers to monetize— Our business model allows all hosts and moderators to monetize, no matter the size of your following, by: 1) Producing fee-based content and 2) Inviting others to join the platform as subscribers.

Even more, TruSo has an in-app resource library with over 100 free resources, forms and documents to help you build your brand and grow your business.

3rd, TruSo is Inclusive — The Deaf & Hard of Hearing community makes up 360 million people worldwide. Unlike audio-only apps, TruSo embraces this community, providing a networking platform that allows them to participate via video and closed captioning. We even have a Deaf and hard of hearing foundation in the works as well!

4th, TruSo is both Social and Safe— We refer to TruSo as a virtual extension of the beauty shop, barbershop and brainchild of the community--a place where there's laughter, along with wisdom, growth-oriented conversation and genuine connections, in a safe space. TruSo even has proprietary security to ensure we maintain a safe environment for everyone.

Where are we now? TruSo is live! We've launched in beta and we're acquiring users daily. We have an incredible development and marketing team plus amazing celebrity influencers at the table helping us spread the word around the globe, beginning within the African diaspora and beyond by creating a safe space for growth, connection and collaboration.

We're truly excited about TruSo. We've created something special for which there is a global market, and we invite you to embark on this journey with us as a shareholder. The future for TruSo is truly bright. Join us, and let's go there together.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

## EXHIBIT G TO FORM C

## TESTING THE WATERS MARKETING CONTENT

*[SEE ATTACHED]*


THE "CLUB" IS
GON' TO BE
BIG MAD!


TruSo has created a unique platform that doesn't exist elsewhere. It's a platform for people who want their time on social media to be well-spent.
TERRELL "TO" OWENS
NFL HALL OF FAMER & ENTREPRENEUR

jointruso • Following

**jointruso** You can expect the G.O.A.T. to get what we're building. Get in where you fit in. #jointruso

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Keep an eye out for a chance to invest in our company on StartEngine - be the first to get notified. Click the link in the bio.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

2w

**446 views**

DECEMBER 13

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investors!
Link in bio.


THE "CLUB" IS GON' TO BE BIG MAD!
jointruso • Following
jointruso @jointruso plans to launch a campaign on @startenginela! This means that every day people could have a chance to actually invest and own a piece of the company itself. If you'd like to be notified early you can sign up! Link in bio.
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST. #jointruso
4w
obeyone931 let's get it Truso!
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NOVEMBER 26
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TruSo has created a unique platform that doesn't exist elsewhere. It's a platform for people who want their time on social media to be well-spent.
THE "CLUB" IS GON' TO BE BIG MAD!
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TruSo has created a unique platform that doesn't exist elsewhere. It's a platform for people who want their time on social media to be well-spent.
TERRELL "TO" OWENS
NFL HALL OF FAMER & ENTREPRENEUR



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DISCLAIMER:
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

(Disclaimer was cut from first photo)